UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2017

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, devaluation of the RMB by China since August 2015, significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain major importing countries; fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of major customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On August 17, 2017, the Company announced its unaudited consolidated financial results for the six-month period ended June 30, 2017.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	June 30, 2017		December 31, 2016
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		16,452	2,427	13,343
Restricted cash		30,001	4,425	73,421
Accounts and bills receivable, net	3	29,039	4,283	29,453
Inventories	4	24,907	3,674	25,153
Advance to suppliers		6,073	896	6,043
Prepayments and other receivables		3,634	536	6,489
Deferred tax assets - current		1,267	187	1,199
Total current assets		111,373	16,428	155,101

Property, plant and equipment, net	5	389,373	57,436	410,654
Construction in progress	6	2,588	382	431
Lease prepayments, net	7	17,096	2,522	17,358
Advance to suppliers - long term, net		2,118	312	1,861
Deferred tax assets - non current		7,961	1,174	8,032

Total assets		530,509	78,254	593,437

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	49,500	7,302	60,000
Long-term loan, current portion	8	1,625	240	3,300
Due to related parties	9	147,069	21,694	131,747
Accounts payables		19,092	2,816	20,581
Notes payable	10	60,000	8,850	100,888
Advance from customers		3,680	543	3,509
Accrued expenses and other payables		5,465	806	5,204
Total current liabilities		286,431	42,251	325,229

Deferred tax liabilities		2,880	425	2,997

Total liabilities		289,311	42,676	328,226

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	1,965	13,323
Additional paid-in capital		311,907	46,009	311,907
Statutory reserve		37,441	5,523	37,441
(Accumulated deficit)		(122,307)	(18,041)	(98,505)
Cumulative translation adjustment		834	122	1,045
Total shareholders’ equity		241,198	35,578	265,211
Total equity		241,198	35,578	265,211
Total liabilities and equity		530,509	78,254	593,437

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	Notes	2017		2016	2017		2016
		RMB	US$	RMB	RMB	US$	RMB
Net sales		70,066	10,335	59,316	138,010	20,358	121,463
Cost of sales		65,041	9,594	53,690	129,228	19,062	110,248

Gross margin		5,025	741	5,626	8,782	1,296	11,215

Operating expenses
Selling expenses		3,701	546	3,340	7,207	1,063	6,289
Administrative expenses		10,486	1,547	11,149	20,752	3,061	23,197
Total operating expenses		14,187	2,093	14,489	27,959	4,124	29,486

Operating loss		(9,162)	(1,352)	(8,863)	(19,177)	(2,828)	(18,271)

Other income (expense)
- Interest income		217	32	134	503	74	352
- Interest expense		(2,407)	(355)	(1,707)	(4,853)	(716)	(3,461)
- Others income (expense), net		(342)	(50)	175	(389)	(57)	(1,354)
Total other expenses		(2,532)	(373)	(1,398)	(4,739)	(699)	(4,463)

Loss before provision for income taxes		(11,694)	(1,725)	(10,261)	(23,196)	(3,527)	(22,734)
Income tax benefit	11	49	7	64	114	17	482

Net loss		(11,645)	(1,718)	(10,197)	(23,802)	(3,510)	(22,252)

Net (loss) income attributable to non-controlling interests		-	-	-	-	-	-
Net loss attributable to the Company		(11,645)	(1,718)	(10,197)	(23,802)	(3,510)	(22,252)
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest		-	-	(25)	-	-	(21)
- Foreign currency translation adjustments attributable to the Company		(487)	(72)	(74)	(211)	(31)	(79)

Comprehensive loss attributable to non-controlling interest		-	-	(25)	-	-	(21)
Comprehensive loss attributable to the Company		(12,132)	(1,790)	(10,271)	(24,013)	(3,541)	(22,331)

Loss per share, Basic and diluted	12	(3.57)	(0.53)	(3.12)	(7.29)	(1.08)	(6.81)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2017		2016
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(23,802)	(3,511)	(22,252)
Adjustments to reconcile net loss to net cash
used in operating activities

- Depreciation of property, plant and equipment	21,728	3,205	21,364
- Amortization of intangible assets	262	39	261
- Deferred income taxes	(114)	(17)	(482)
- Bad debt recovery	512	76	2,197
-Inventory provision	(57)	(8)	(226)
Changes in operating assets and liabilities
- Accounts and bills receivable	(98)	(14)	(13,076)
- Inventories	303	45	1,869
- Advance to suppliers	(30)	(4)	(2,699)
- Prepaid expenses and other current assets	(1,104)	(163)	72
- Accounts payable	(1,489)	(221)	(341)
- Accrued expenses and other payables	288	42	(1,045)
- Advance from customers	171	25	(308)
- Tax payable	3,959	584	9,974

Net cash provided by (used in) operating activities	529	78	(4,692)

Cash flow from investing activities
Purchases of property, plant and equipment	(447)	(66)	(2,722)
Restricted cash related to trade finance	43,421	6,405	(9,344)
Advanced to suppliers - non current	(257)	(38)	(266)
Amount change in construction in progress	(2,157)	(318)	(1,496)

Net cash provided by (used in) investing activities	40,560	5,983	(13,828)

Cash flow from financing activities
Principal payments of bank loans	(1,675)	(247)	(1,675)
Proceeds from short-term bank loans	(10,500)	(1,549)	-
Proceeds from related party	15,322	2,260	3,167
Payment of capital lease obligation	-	-	(302)
Change in notes payable	(40,888)	(6,031)	11,450

Net cash (used in) provided by financing activities	(37,741)	(5,567)	12,640

Effect of foreign exchange rate changes	(239)	11	(29)

Net decrease ( increase) in cash and cash equivalent	3,109	505	(5,909)

Cash and cash equivalent
At beginning of period	13,343	1,922	14,355
At end of period	16,452	2,427	8,446

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,853	716	3,461
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,398	206	2,354
Obligations for acquired equipment under capital lease:	-	-	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by the Company and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. In December 2016, Fuwei Films USA, LLC was dissolved.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed on April 6, 2017 with the SEC. The results of the six-month period ended June 30, 2017 are not necessarily indicative of the results to be expected for the full year ended December 31, 2017.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the second quarter of 2017 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.7793, on the last trading day of second quarter of 2017 (June 30, 2017) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on June 30, 2017, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB30,001 (US$4,425) and RMB73,421 as of June 30, 2017 and December 31, 2016, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Construction in progress represents capital expenditures in respect to the BOPET production line. No depreciation is provided in respect to construction in progress.

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of June 30, 2017 and 2016, the Company had a working capital deficiency of RMB175,058 (US$25,822) and RMB158,474 and accumulated deficit of RMB23,802 (US$3,511) and RMB22,252 from net losses incurred during the first half year of 2017 and 2016. Faced with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain loans from financial institutions and a related party and/or generate positive cash flow from operations. The Company accordingly has obtained loans from financial institutions and a related party to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing strict cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

Revenue Recognition:    In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for us in our first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. The Company is currently evaluating the impact that the standard will have on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-2”), which provides guidance on lease amendments to the FASB Accounting Standard Codification. This ASU will be effective for us beginning in May 1, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-2 on the Company consolidated financial statements.

Stock-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 changes how companies account for certain aspects of stock-based awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for us in the first quarter of 2018, and earlier adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

Statement of Cash Flows: In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): The amendments in this Update apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. The amendments in this Update provide guidance on the following eight specific cash flow issues. The amendments are an improvement to GAAP because they provide guidance for each of the eight issues, thereby reducing the current and potential future diversity in practice described above. ASU 2016-15 is effective for the Company for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash”(“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, which are currently recognized in Other financing activities, on the Statements of Consolidated Cash Flows. Furthermore, an additional reconciliation will be required to reconcile Cash and cash equivalents and restricted cash reported within the Consolidated Balance Sheets to sum to the total shown in the Statements of Consolidated Cash Flows. The Company anticipates adopting this new guidance effective January 1, 2018. The Company is currently evaluating this guidance and the impact it will have on the Consolidated Financial Statements and disclosures.

Stock-based Compensation:   In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”). The purpose of the amendment is to clarify which changes to the terms or condition of a share-based payment award require an entity to apply modification accounting. For all entities that offer share based payment awards, ASU 2017-09 are effective for interim and annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of ASU 2017-09 on its condensed consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	June 30, 2017		December 31, 2016
	RMB	US$	RMB
Accounts receivable	21,696	3,200	17,052
Less: Allowance for doubtful accounts	(3,726)	(550)	(3,213)
	17,970	2,650	13,839
Bills receivable	11,069	1,633	15,614
	29,039	4,283	29,453

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	June 30, 2017		December 31, 2016
	RMB	US$	RMB
Raw materials	18,318	2,702	21,463
Work-in-progress	1,202	177	1,072
Finished goods	9,508	1,403	6,796
Consumables and spare parts	602	89	602
Inventory-reserve	(4,723)	(697)	(4,780)
	24,907	3,674	25,153

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2017		December 31, 2016
	RMB	US$	RMB
Buildings	68,319	10,078	68,319
Plant and equipment	799,969	118,002	799,067
Computer equipment	2,484	366	2,484
Furniture and fixtures	14,685	2,166	14,668
Motor vehicles	2,093	309	2,094
	887,550	130,921	886,632
Less: accumulated depreciation	(490,958)	(72,420)	(468,759)
Less: impairment of plant and equipment	(7,219)	(1,065)	(7,219)
	389,373	57,436	410,654

Total depreciation for the six-month periods ended June 30, 2017 and 2016 was RMB21,728 (US$3,205) and RMB21,364, respectively. For the three-month periods ended June 30, 2017 and 2016, total depreciation was RMB10,747 (US$1,610) and RMB10,696, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB2,588 (US$382) ended June 30, 2017, and RMB431 ended December 31, 2016, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	June 30, 2017		December 31, 2016
	RMB	US$	RMB
Lease prepayment - non current	17,096	2,522	17,358
Lease prepayment - current	524	77	524
	17,620	2,599	17,882

Amortization of land use rights for the six months ended June 30, 2017 and 2016 was RMB262 (US$39) and RMB261, respectively. Amortization of land use rights for the three months ended June 30, 2017 and 2016 was RMB131 (US$20) and RMB130, respectively.

Estimated amortization expenses for the next five years after June 30, 2017 are as follows:

	RMB	US$
1 year after	524	77
2 years after	524	77
3 years after	524	77
4 years after	524	77
5 years after	524	77
Thereafter	15,000	2,214

As of June 30, 2017, the amount of RMB524 (US$84) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

Lender	Interest	June 30, 2017		December 31, 2016
	rate per annum	RMB	US$	RMB
BANK LOANS
Bank of SPD.
- November 16, 2016 to November 16, 2017	5.22%	15000	2,213	15,000
Bank of Weifang.
- July 15, 2016 to July 15, 2017	7.5%	19,500	2,876	19,500
- July 15, 2016 to July 15, 2017	7.5%	15,000	2,213	15,000
- July 20, 2016 to July 20, 2017	7.5%	-	-	6,400
- July 20, 2016 to July 20, 2017	7.5%	-	-	1,800
- July 20, 2016 to July 20, 2017	7.5%	-	-	2,300

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	4.41%	1,625	240	3,300
		51,125	7,541	63,300
Less: amounts classified as short-term loan		(49,500)	(7,302)	(60,000)
Less: long-term loan, current portion;		(1,625)	(240)	(3,300)
Long-term Loan		-	-	-

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

On November 20, 2009, the Company signed a long-term loan agreement in the amount of RMB10,000 (US$1,475) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$494) per year with the remaining principal balance of RMB3,300 (US$487) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2017 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next year after June 30, 2017 are as follows:

	RMB	US$
within one year	1,625	240

NOTE 9- RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2016, the principal of this loan from Shandong SNTON was RMB104,708 and the interest payable was RMB17,373.

As of June 30, 2017, the principal of this loan from Shandong SNTON was RMB104,708 and the interest payable was RMB20,128.

In May 2017, SNTON Group provided the Company with a loan for the amount of RMB10,000.

As of June 30, 2017, the principal of this loan from SNTON Group was RMB10,000 and the interest payable was zero.

As of June 30, 2017, the total balance of principal of loans from related party was RMB114,708 and the interest payable was RMB20,128.

As of June 30, 2017, the accounts payable resulting from purchasing from related party was RMB12,233.

During the first half of 2017, the Company purchased 496 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB5,007.

The related accounts payable as of June 30, 2017 and December 31, 2016 was RMB147,069 and RMB131,747, respectively.

During the first half of 2017 and 2016, we paid approximately RMB25 and RMB27, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

NOTE 10 - NOTES PAYABLE

As of June 30, 2017 and December 31, 2016, Shandong Fuwei held banker’s acceptances opened in a maturity span from three to six months totaling RMB60,000 (US$8,850) and RMB100,888 for payment in connection with raw materials on a total deposit of RMB30,000 (US$4,425) at SPD Bank.

NOTE 11 - INCOME TAX

Income tax benefit was RMB114 (US$16) and RMB482 for the six months ended June 30, 2017 and 2016, respectively.

Income tax benefit was RMB49 (US$7) and RMB64 for the three months ended June 30, 2017 and 2016, respectively.

NOTE 12 - LOSS PER SHARE

Basic and diluted net loss per share was RMB7.29 (US$1.08) and RMB6.81 for the six months period ended June 30, 2017 and 2016, respectively.

Basic and diluted net loss per share was RMB3.57 (US$0.53) and RMB3.12 for the three months period ended June 30, 2017 and 2016, respectively.

NOTE 13- MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended June 30, 2017 and 2016.

The following are the vendors that supplied 10% or more of our raw materials for June 30, 2017 and 2016:

Supplier	Item	Percentage of total purchases (%)
		June 30, 2017	June 30, 2016
Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”)	PET resin and Additives	44.0%	64.3%
PetroChina Company Limited Chemicals Sales East China Branch (“PetroChina”)	PET resin and Additives	23.9%	0%
Weifang Power Supply Company.	Electric power	11.5%	13.1%

The balance of advance to supplier to Sinopec Yizheng and PetroChina was RMB1,534 (US$226) and RMB2,007 as of June 30, 2017, respectively.

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the second quarter of 2017, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, fierce competition from overseas as well as anti-dumping measures taken by the United States of America and South Korea caused orders from international markets to decrease.

We believe that in the coming quarters of 2017, there will be a growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China .The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction.According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary sharesthrough Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.

Results of operations for the six-month periods ended June 30, 2017 compared to June 30, 2016

The table below sets forth certain line items from our Statement of Operations and Comprehensive Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2017	June 30, 2016
	(as % of Revenue)
Gross profit	6.4	9.2
Operating expenses	(20.3)	(24.3)
Operating income (loss)	(13.9)	(15.0)
Other income (expense)	(3.4)	(3.7)
Provision for income taxes	0.1	0.4
Net income (loss)	(17.2)	(18.3)

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the six-month period ended June 30, 2017 were RMB138.0 million (US$20.4 million), compared to RMB121.5 million in the same period in 2016, representing an increase of RMB16.5 million or 13.6%. The increase in average sales price caused an increase of RMB12.6 million and the increase in the sales volume caused an increase of RMB3.9 million.

In the six-month period ended June 30, 2017, sales of specialty films were RMB47.3 million (US$7.0 million) or 34.3% of our total revenues as compared to RMB45.3 million or 37.3% in the same period of 2016, which was an increase of RMB2.0 million, or 4.4% as compared to the same period in 2016. The increase in the sales volume caused an increase of RMB1.8 million and the increase in average sales price caused an increase of RMB0.2 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2017		% of Total	Six-Month Period Ended June 30, 2016	% of Total
	RMB	US$		RMB
Stamping and transfer film	53,450	7,884	38.7%	43,721	35.9%
Printing film	11,559	1,705	8.4%	9,058	7.5%
Metallization film	5,101	752	3.7%	3,646	3.0%
Specialty film	47,330	6,982	34.3%	45,284	37.3%
Base film for other application	20,570	3,035	14.9%	19,754	16.3%

	138,010	20,358	100.0%	121,463	100.0%

Overseas sales during the six months ended June 30, 2017 were RMB29.0 million or US$4.3 million, or 21.0% of total revenues, compared with RMB23.7 million or 19.5% of total revenues in the same period in 2016. This was RMB5.3 million higher than the same period in 2016. The increase in sales volume resulted in an increase of RMB2.5 million and the increase in average sales price caused an increase of RMB2.8 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2017		% of Total	Six-Month Period Ended June 30, 2016	% of Total
	RMB	US$		RMB
Sales in China	109,008	16,080	79.0%	97,738	80.5%
Sales in other countries	29,002	4,278	21.0%	23,725	19.5%

	138,010	20,358	100.0%	121,463	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended June 30, 2017	Six-Month Period Ended June 30, 2016
	% of total	% of total
Materials costs	69.8%	68.0%
Factory overhead	9.8%	9.8%
Energy expense	11.3%	12.5%
Packaging materials	4.4%	4.6%
Direct labor	4.7%	5.1%

Cost of goods sold during the first six months of 2017 totaled RMB129.2 million (US$19.1 million) as compared to RMB110.2 million in the same period of 2016. This was RMB19.0 million or 17.2% higher than the same period in 2016. The increase in sales volume resulted in an increase of RMB3.6 million and the increase in average sales cost caused an increase of RMB15.4 million which was mainly due to the price increase of main raw materials.

Gross Loss

Our gross margin was RMB8.8 million (US$1.3 million) for the first six months ended June 30, 2017, representing a gross margin rate of 6.4%, as compared to a gross margin rate of 9.2% for the same period in 2016. Correspondingly, gross margin rate decreased by 2.8 percentage points. Our average product sales prices increased by 10.0% compared to the same period last year while the average cost of goods sold increased by 13.5% compared to the same period last year. Consequently, the amount of increase in cost of goods sold was higher than that in sales revenue during the six months ended June 30, 2017 compared with the same period in 2016, which resulted in a decrease in our gross margin.

Operating Expenses

Operating expenses for the six months ended June 30, 2017 were RMB28.0 million (US$4.1 million), compared to RMB29.5 million in the same period in 2016, which was RMB1.5 million or 5.1% lower than the same period in 2016. This decrease was mainly due to decreased allowance for doubtful accounts receivable.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first half of 2017 was RMB4.7 million (US$0.7 million) while total other income was RMB4.5 million for the same period in 2016.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.1 million (US$0.02 million) during the six months ended June 30, 2017, compared to income tax benefit of RMB0.5 million during the same period in 2016. This decrease of the income tax benefit was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the first half of 2017 was RMB23.8 million (US$3.5 million) compared to net loss attributable to the Company of RMB22.3 million during the same period in 2016, representing an increase of RMB1.5 million from the same period in 2016 due to the factors described above.

Results of operations for the three-month periods ended June 30, 2017 compared to June 30, 2016

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2017	June 30, 2016
	(as % of Revenue)
Gross profit	7.2	9.5
Operating expenses	(20.2)	(24.4)
Operating income (loss)	(13.1)	(14.9)
Other income (expense)	(3.6)	(2.4)
Provision for income taxes	0.1	0.1
Net income (loss)	(16.6)	(17.2)

Revenue

Net sales during the second quarter ended June 30, 2017 were RMB70.1 million (US$10.3 million), compared to RMB59.3 million during the same period in 2016, representing an increase of RMB10.8 million or 18.2%. The increase of average sales price caused an increase of RMB7.0 million and the sales volume increase caused an increase of RMB3.8 million.

In the second quarter of 2017, sales of specialty films were RMB25.6 million (US$3.8 million) or 36.5% of our total revenues as compared to RMB23.5 million or 39.7% in the same period of 2016, which was an increase of RMB2.1 million, or 8.9% as compared to the same period in 2016. The increase of average sales price caused an increase of RMB0.3 million and the increase in the sales volume caused an increase of RMB1.8 million. The increase was largely attributable to the increase in sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2017		% of Total	Three-Month Period Ended June 30, 2016	% of Total
	RMB	US$		RMB
Stamping and transfer film	26,378	3,891	37.7%	19,937	33.6%
Printing film	5,289	780	7.5%	6,649	11.2%
Metallization film	2,483	366	3.5%	2,852	4.8%
Specialty film	25,568	3,771	36.5%	23,525	39.7%
Base film for other application	10,347	1,527	14.8%	6,353	10.7%

	70,066	10,335	100.0%	59,316	100.0%

Overseas sales were RMB15.8 million or US$2.3 million, or 22.5% of total revenues, compared with RMB11.2 million or 18.9% of total revenues in the second quarter of 2016. The increase of average sales price caused an increase of RMB1.9 million and the increase in sales volume resulted in an increase of RMB2.7 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2017		% of Total	Three-Month Period Ended June 30, 2016	% of Total
	RMB	US$		RMB
Sales in China	54,277	8,006	77.5%	48,106	81.1%
Sales in other countries	15,789	2,329	22.5%	11,210	18.9%

	70,066	10,335	100.0%	59,316	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended June 30, 2017	Three-Month Period Ended June 30, 2016
	% of total	% of total
Materials costs	69.6%	69.8%
Factory overhead	9.7%	9.0%
Energy expense	11.5%	11.8%
Packaging materials	4.6%	4.7%
Direct labor	4.6%	4.7%

Cost of goods sold during the second quarter of 2017 totaled RMB65.0 million (US$9.6 million) as compared to RMB53.7 million in the same period of 2016. This was RMB11.3 million or 21.0% higher than the same period in 2016. The increase in unit cost of goods sold caused an increase of RMB7.9 million and the increase in sales volume caused an increase of RMB3.4 million.

Gross Loss

Our gross profit was RMB5.0 million (US$0.7 million) for the second quarter ended June 30, 2017, representing a gross profit rate of 7.2%, as compared to a gross profit rate of 9.5% for the same period in 2016. Correspondingly, gross profit rate decreased by 2.3 percentage point compared to the same period in 2016. Our average product sales prices increased by 11.1% compared to the same period last year while the average cost of goods sold increased by 13.9% compared to the same period last year. Consequently, the amount of increase in cost of goods sold was larger than that in sales revenue during the second quarter ended June 30, 2017 compared with the same period in 2016, which resulted in a decrease in our gross profit.

Operating Expenses

Operating expenses for the second quarter ended June 30, 2017 were RMB14.2 million (US$2.1 million), as compared to RMB14.5 million for the same period in 2016.

Other Income (Expense)

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the second quarter ended June 30, 2017 was RMB2.5 million (US$0.4 million), RMB1.1 million higher than the same period in 2016, which mainly attributed to increased interest expense.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.05 million (US$0.01 million) during the second quarter ended June 30, 2017, compared to income tax benefit of RMB0.06 million during the same period in 2016. This decrease of the income tax benefit was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the second quarter ended June 30, 2017 was RMB11.6 million (US$1.7 million) compared to net loss attributable to the Company of RMB10.2 million during the same period in 2016, representing an increase of RMB1.4 million for the same period in 2016.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from related parties, financial institutions, including through sale-leaseback transactions. The interest rates of borrowings from financial institutions during the period from the second quarter of 2016 to the second quarter of 2017 ranged from 4.41% to 7.20%.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.475 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.494 million) per year with the remaining principal balance of RMB3.30 million (US$0.487 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2017 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

In April 2014, we obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2016, the principal of this loan from Shandong SNTON was RMB104.7 million and the interest payable was RMB17.4 million.

As of June 30, 2017, the principal of this loan from Shandong SNTON was RMB104.7 million and the interest payable was RMB20.1 million.

In May 2017, SNTON Group provided us with a loan for the amount of RMB10.0 million.

As of June 30, 2017, the principal of this loan from SNTON Group was RMB10.0 million and the interest payable was zero.

As of June 30, 2017, the total balance of principal of loans from related party was RMB114.7 million and the interest payable was RMB20.1 million.

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2017 was RMB0.5 million (US$0.1 million) compared to net cash used in operating activities of RMB4.7 million for the six months ended June 30, 2016. This increase in cash flows provided by operating activities was primarily attributable to the change of the accounts receivable.

Investing Activities

Net cash flows provided by investing activities for the six months ended June 30, 2017 was RMB40.6 million (US$6.0 million) compared to net cash flows used in investing activities of RMB13.8 million for the six months ended June 30, 2016. This increase in cash flows provided by investing activities was primarily attributable to change of the restricted cash.

Financing Activities

Net cash flows used in financing activities for the six months ended June 30, 2017 was RMB37.7 million (US$5.6 million) compared to net cash flows provided by financing activities of RMB12.6 million for the six months ended June 30, 2016. This increase in cash flows used in financing activities was primarily attributable to repaying of loans and change of notes payable.

Working Capital

As of June 30, 2017 and December 31, 2016, we had a working capital deficit of RMB175.1 million (US$25.8 million) and RMB170.1 million, respectively. Working capital deficit increased by RMB5.0 million (US$0.7 million), or 2.9% compared to the amount as of December 31, 2016. Our main current liability was a loan from a related party.

Contractual Obligations

The following table is a summary of our contractual obligations as of June 30, 2017 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	235	235	-	-	-
Purchase commitment	1,398	1,398	-	-	-

Total	1,633	1,633	-	-	-

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to two legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016, respectively. To date, the case has not been decided.

On January 21, 2014, Shandong Fuwei received a complaint from Zeng Wenhong, a Hong Kong citizen, against Shandong Fuwei with a claim for a refund of US$500,000 (approximately RMB4,138,250) and related interest of RMB2,331,784. The plaintiff alleged that Shandong Fuwei has agreed to sell to the plaintiff ordinary shares of the Company pursuant to an oral agreement between the plaintiff and Shandong Fuwei in June 2005, and as a result the plaintiff transferred US$500,000 to Wellplus Investments (Hong Kong) Limited to be used for acquiring the ordinary shares of the Company. However, the plaintiff never received such shares. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014 and October 28, 2014. On September 25, 2015, Shandong Fuwei received a written judgment issued by the Intermediate People’s Court of Weifang ordering Shandong Fuwei to refund US$500,000 together with its interest to the plaintiff. Shandong Fuwei filed for an appeal to the Higher People’s Court of Shandong Province (the “Shandong HPC”) within the appeal period. On April 29, 2016 and June 7, 2016, the case was heard by the Shandong HPC for the first time. On June 20, 2016, the Shandong HPC reversed the judgment issued by the Intermediate People’s Court of Weifang and dismissed the lawsuit filed by Zeng Wenhong. The plaintiff, Zeng Wenhong, became responsible for the court acceptance fees for first and second hearings. This was a final decision of Shandong HPC. On March 6, 2017, Shandong Fuwei received a notice of application for retrial from The Supreme People’s Court of The People’s Republic of China (the “SPC”) stating that Zeng Wenhong has filed for an appeal to the SPC regarding the decision issued by the Shandong HPC on June 20, 2016 requesting a retrial by the SPC. Shandong Fuwei has submitted its written response to the SPC and the case has been under review. On April 19, 2017, Shandong Fuwei received the civil ruling paper issued by the SPC stating that the application for retrial by Zeng Wenhong was not conforming to stipulations of The Civil Procedure Law of the People’s Republic of China and was rejected by the SPC.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated August 17, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman and Chief Executive Officer

Dated: August 17, 2017